PRIMERO APPOINTS VICE PRESIDENT OF GEOLOGY AND EXPLORATION

Toronto, Ontario, November 27, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is pleased to announce the appointment of Mr. Gabriel Voicu as Vice President, Geology and Exploration.

Mr. Voicu is a Professional Geologist with over 25 years of mineral deposit exploration and mining experience including holding senior technical and exploration positions with a number of intermediate gold producers. Much of his experience was gained in the Americas in such countries as Suriname, Guyana and Canada and he also worked for 9 years in Romania. Mr. Voicu holds a PhD in Mineral Resources from the Université du Québec à Montréal, and a BSc from the University of Bucharest, Romania. Mr. Voicu is also an Adjunct Professor of Economic Geology with the Université du Québec à Montréal.

Mr. Voicu will oversee all aspects of Primero’s geology and exploration program, including its ongoing exploration and resource expansion program at San Dimas and help source new opportunities for growth and expansion.

Mr. Joaquin Merino-Marquez has resigned his position as Vice President, Exploration to pursue other opportunities.

“The addition of Gabriel to our technical team reflects the Company’s focus on both optimizing and expanding San Dimas while continuing to assess opportunities to diversify and grow the Company,” commented Joseph F. Conway, President & Chief Executive Officer. “I would like to thank Joaquin for his contribution to Primero over the past year and a half and welcome Gabriel to Primero’s executive management team. Gabriel’s wide range of experience with projects in various stages of development is a great asset to the Company as we continue on our path of building a leading Americas focused intermediate precious metals producer.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. The Company has intentions to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “potential”, “expects”, “is expected”, “promising”, “budget”, “scheduled”, “targeted”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “if realized”, “in the near future” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will continue”, “will allow”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to reference to the Company’s resource expansion program and new opportunities for growth and expansion, as well as management’s belief regarding the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s annual report on Form 40-F for the year ended December 31, 2011, as amended, on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Company’s exploration plans will lead to an increase in the Company’s reserves; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas; the Company may be required to change or may experience delay in its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s annual report on Form 40-F for the year ended December 31, 2011, as amended, on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form and management’s discussion and analysis, as amended, on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.